SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

Unify Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

904743200
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
402 Railroad Avenue, Suite 201
Danville, California 94526

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2009
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ].

CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 507,476
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 507,476
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 126,142
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 126,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 125,074
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 125,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 633,618
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 633,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 125,074
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 125,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.  Security and Issuer

This Schedule 13D relates to Common Stock (the “Common Stock”) of Unify Corporation (the “Company”) with its principal executive offices located at 1420 Rocky Ridge Drive, Suite 380 Roseville, CA 95661.

Item 2.  Identity and Background

(a)– (b)
This statement is filed on behalf of BlueLine Capital Partners, LP (“BCP I”), BlueLine Capital Partners II, LP (“BCP II”), BlueLine Capital Partners III, LP (“BCP III”), BlueLine Partners, L.L.C. (“BLGP I”), and BlueLine Partners II,L.L.C. (“BLGP II” and, together with the above entities, “BlueLine” or the “Reporting Entities”).  BLGP I is the sole general partner of BCP I and BCP II and has an interest in the profits of those funds.  BLGP II is the sole general partner of BCP III and has an interest in the profits of that fund.  Scott Shuda and Timothy Bacci are each Managing Directors of BlueLine Partners, L.L.C.  Messrs. Shuda and Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”).  The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is 402 Railroad Avenue, Suite 201, Danville, California 94526.

(c)
Each of BCP I, BCP II and BCP III is a private investment limited partnership. The principal business of each of BLGP I and BLGP II is to serve as investment manager to a variety of private investment funds and to control the investing and trading in securities of these private investment funds.  The principal business of Messrs. Shuda and Bacci is to act as Managing Directors of BlueLine Partners.

(d)	None of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of BCP I, BCP II and BCP III is a Delaware limited partnership. Each of BLGP I and BLGP II is a Delaware limited liability company. Messrs. Shuda and Bacci are each U.S. citizens.

Item 3.  Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 758,692 shares of the Common Stock (the “Shares”).  The Shares were acquired by the Reporting Entities as described in Item 4.

Item 4.  Purpose of the Transaction

The Reporting Entities were shareholders and noteholders of AXS-One, Inc. (“AXS-One”).  AXS-One was acquired by the Company in an all-stock transaction on June 30, 2009.  Coincident to the closing of that transaction, the Reporting Entities received an aggregate of 105,239 shares of the Company’s Common Stock in exchange for their shares of common stock of AXS-One.  Subsequent to the closing, the Company calculated the number shares payable to the former noteholders of AXS-One and on October 1, 2009, the Reporting Entities were issued an additional 628,453 shares of the Company’s Common Stock in exchange for the AXS-One notes surrendered by the Reporting Entities.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 758,692 shares of Common Stock.  These shares represent approximately 7.46% of the shares of Common Stock outstanding based on 10,176,705 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-K for the year ended April 30, 2009 filed with the Securities and Exchange Commission on July 22, 2009.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)
As of the date of this Schedule 13D, the Reporting Entities beneficially own 733,692 shares of Common Stock.  In addition, BCP III beneficially owns a promissory note of the Company that may be converted into up to 25,000 shares of Common Stock.

(c)	Not applicable.

(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Materials to be Filed as Exhibits

1.
Exhibit A – Joint Filing Agreement dated October 19, 2009, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 2009

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners II, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners II, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  October 19, 2009

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners II, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners II, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director